September 25, 2019

Paul Patrizio
Chief Executive Officer and President
Arista Financial Corp.
51 JFK Parkway, First Floor West
Short Hills, NJ 07078

       Re: Arista Financial Corp.
           PRE 14C
           Filed September 17, 2019
           File No. 000-55989

Dear Mr. Patrizio:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

PRE 14C filed September 17, 2019

Amendment to the Articles of Incorporation, page 1

1. We note your disclosure that your increase in authorized shares of common stock is necessary to "provide for the conversion of all of [y]our outstanding convertible notes and the exercise of all of [y]our outstanding warrants and to allow for the reservation of shares in anticipation of such conversions and exercises, as required by the terms of such securities." Please disclose the aggregate number of shares that are issuable upon such conversions and exercises. Also please disclose the material terms of the related private placements that occurred, including the material terms (e.g., conversion aspects of the securities) and the parties thereto. Refer to Item 11 of Schedule 14A, applicable to you pursuant to Item 1 of Schedule 14C.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Paul Patrizio
Arista Financial Corp.
September 25, 2019
Page 2

       You may contact David Lin, Staff Attorney, at (202) 551-3552 or Pamela Long, Assistant
Director, at (202) 551-3765 with any questions.



FirstName LastNamePaul Patrizio                          Sincerely,
Comapany NameArista Financial Corp.
                                                         Division of
Corporation Finance
September 25, 2019 Page 2                                Office of Financial
Services
FirstName LastName